UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Date: June 6, 2016

Lima, May 31, 2016
GL-0028/2016

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV
Present.-

Ref.            :            Material Event

Dear sirs:

In accordance with Article 28 of the Unified Text of the Securities Market Law and Resolution SMV 005-2014.SMV/01, we hereby notify the following material event:

Cementos Pacasmayo S.A.A. has decided today to dissolve it’s subsidiary Calizas del Norte S.A.C. due to the beginning of operations of the Piura Plant, which has generated a change in the way the Tembladera quarry was being exploited, because of the decrease in the amount of limestone required by the Pacasmayo Plant, and the high level of existing stock, accounting to over one million metric tons, that represent more than ten months of coverage (available material in plant).

Cementos Pacasmayo S.A.A. will carry out a private invitation to tender the exploitation of the quarry, which will be in charge of a specialized mining contractor, who will implement a new more efficient exploitation method.

Sincerely yours,

CEMENTOS PACASMAYO S.A.A.
Carlos Molinelli Mateo
Stock Exchange Representative